11021727

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67376

MAR 21 2011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BIDS Trading, L.P.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Broadway, Suite 1603
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Evan M. Lorch (212) 618-2074
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers L.L.P.
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Evan M. Lorch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BIDS Trading, L.P., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ZOË NORINSKY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01NO6172830
Qualified in New York County
My Commission Expires August 20, 2011

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BIDS Trading L.P.

Statement of Financial Condition
December 31, 2010

pwc

BIDS Trading L.P.

Statement of Financial Condition
December 31, 2010

BIDS Trading L.P.
Index
December 31, 2010

Page(s)

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Report of Independent Auditors

To the Partners of
BIDS Trading L.P.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of BIDS Trading L.P. (the "Company") at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 17, 2011

BIDS Trading L.P.
Statement of Financial Condition
December 31, 2010

Assets	
Cash	$ 4,026,896
Receivables from brokers and dealers	1,468,906
Other assets	327,679
Due from Parent	197,702
Total assets	$ 6,021,183
Liabilities and Partners' Capital	
Accounts payable	$ 1,596,931
Accrued expenses	175,000
Total liabilities	1,771,931
Commitments and contingencies (Note 6)	
Partners' capital	
General partner	1
Limited partners	4,249,251
Total partners' capital	4,249,252
Total liabilities and partners' capital	$ 6,021,183

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

BIDS Trading L.P. (the "Company") was formed as a Delaware limited partnership on June 14, 2006. The Company is an agency broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is owned by BIDS Holdings L.P. (the "Parent") and BIDS Holdings G.P., LLC. The Parent is owned by 11 broker/dealers or their affiliates (the "Broker/Dealer Owners") and NYSE Euronext, Inc. The Broker/Dealer Owners execute trades on which the Company earns brokerage transaction fees. The Parent has developed a proprietary alternative trading system (the "ATS") which is used by the Company to facilitate the execution of equity securities trades. The ATS facilitates trading between buy-side and sell-side seeking to complete large block orders and generates brokerage transaction fees for the Company for facilitating such transactions.

BIDS Trading Technologies, Ltd, ("BIDS Canada"), a Canadian corporation registered in the province of British Columbia, is a wholly owned subsidiary of the Parent and is an affiliate of the Company.

2. Significant Accounting Policies

Use of Estimates
The preparation of this financial statement, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Income Taxes
As a partnership, the Company is not subject to U.S. Federal Income taxes. In general, each partner is individually liable for income taxes, if any, on its share of the Company's net taxable income. The Company is subject to the New York City Unincorporated Business Tax ("UBT").

Income taxes are provided under the provisions of ASC Section 740, Income Taxes. Any net loss carryover will result in a deferred tax asset, which will be available to offset against future profits, if and when they arise. Valuation allowances are established for deferred tax assets when it is more likely than not they will not be realized.

For the year ended December 31, 2010, the Company had no uncertain tax positions, therefore no provision for uncertain tax position is required in the Company's Statement of Financial Condition. The following are the major tax jurisdictions for the Company and the earliest tax year subject to examination: United States–2007, New York State–2007, New York City–2007.

3. Value of Financial Instruments

The fair value of the Company's financial instruments, including receivables from brokers and dealers and accounts payables, approximates the carrying value due to their short-term nature.

4. Receivables from Brokers and Dealers

Receivables from brokers and dealers represents amounts on deposit with the Company's clearing broker of $100,000 and brokerage transaction fees receivable of $1,368,906. In accordance with the clearing agreement, the clearing broker has the right to charge the Company for certain losses that result from the Company or a counterparty's failure to fulfill certain contractual obligations.

5. Employee Benefit Plan

The Company's employees participate in a 401 (k) profit sharing plan (the "Plan") sponsored by the Parent, which covers substantially all of the employees of the Company. The cost of administrating the Plan is borne by the employees; the Company has no obligation related to the Plan.

6. Commitments and Contingencies

ASC Section 460, Guarantees, specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects risk of loss to be remote.

The parent is a party to a lease agreement for office space. Costs due to this commitment are allocated to the Company based on usage.

The Company is subject to credit risk should the broker/dealers be unable to pay the amount receivable as reflected on the statement of financial condition. However, the Company does not anticipate non-performance by these counterparties.

The Company maintains its cash primarily with one financial institution which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on its cash.

7. Related Party Transactions

The Company has entered into a services and expense agreement (the "Agreement") dated December 15, 2006 with its Parent. In connection with the Agreement, the Company may reimburse its Parent for certain expenses paid by the Parent on behalf of the Company. The Agreement also allows the Parent to waive reimbursement of these expenses and recognize them as an additional capital contribution by the Parent to the Company.

Expenses waived have been recognized as equity contributions by the Parent to the Company. In accordance with the Agreement, such waived reimbursement shall no longer be subject to the Agreement and the Parent shall have no further rights with respect to such payment or reimbursements except as a contributor of capital to the Company.

The Company has entered into an intercompany agreement with BIDS Canada who provides development, support and other services in connection with the ongoing support of the ATS. BIDS Canada charges the Company for its incurred costs plus an agreed upon mark-up.

The Company had the following balances with its Broker/Dealer Owners and NYSE Euronext, Inc. as of December 31, 2010:

Cash	$	4,026,896
Receivables from brokers and dealers		858,764
Accounts payable		1,244,484

8. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2010 the Company had net capital of $2,354,965 which was $2,236,836 in excess of the amount required of $118,129. The ratio of aggregate indebtedness to net capital was .75 to 1.

9. Exemption from SEC Rule 15c3-3

The Company has claimed exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that Rule.

10. Liquidity

The Company has incurred net losses since its inception in 2006, primarily due to costs associated with building and maintaining the Company's software platform and running its daily business activities. The Company's Parent has recently raised additional capital from certain existing investors which will be made available to the Company and believes that it will have adequate liquidity to finance its operations until at least the end of its fiscal year (ending December 31, 2011). While the Company's cash usage and operating plan for the 2011 fiscal year does not currently contemplate taking additional actions to reduce the use of cash, the Company could, if necessary, delay or forego certain discretionary expenditures in order to enable the Company to have sufficient cash on hand through the end of fiscal 2011. In the future, the Company may need to raise additional capital to fund operations and the Company cannot be certain that such funding will be available when required or on terms satisfactory to the Company. If the Company cannot raise such funds, it may not be able to develop or enhance its software platform, take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements, which would likely have a material adverse impact on the Company's business, financial condition and results of operations.

The Company has evaluated its ability to meet future operating expenses, cash needs and anticipated regulatory capital requirements to ensure its business operations can continue without interruption. Based on this evaluation, the Company's Parent has undertaken to provide additional funding as may from time to time be required in the form of cash capital contributions for a period of no less than one year starting from March 16, 2011.